Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.749.1301

Simonj@gtlaw.com

June 9, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: John Reynolds, Assistant Director

Re:	Electrum Special Acquisition Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed June 9, 2015 File No. 333-203599

Dear Mr. Reynolds:

On behalf of Electrum Special Acquisition Corporation (the “Company”), we are hereby responding to the letter, dated June 9, 2015 (the “Comment Letter”), from John Reynolds, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed on June 9, 2015 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 4 to the Registration Statement with the Commission today.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Exhibit 5.2

1.	Please revise this opinion to refer to the total number of units and shares that may be issued in the offering. The references in the first two paragraphs appear only to refer to the 15,000,000 units and not the over-allotment option.

RESPONSE:

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.2 with Amendment No. 4 to the Registration Statement.

* * *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding Amendment No. 4 to the Registration Statement or the above response.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Eric N. Vincent
Andrew Shapiro
Alan I. Annex